                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                           Dominion Bridge Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0002571921
-------------------------------------------------------------------------------
                                 (CUSIP Number)

  Douglas A. Gerrard, Deere Park Equities, L.L.C., 650 Dundee Road, Suite 460,
              Northbrook, IL  60062; Telephone no.  (847) 509-8500
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 1997
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  0002571921

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Deere Park Capital Management, Inc.

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /X/
                                                       (b)  / /

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           / /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

-------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER
      SHARES             0
   BENEFICIALLY     -----------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH              630,700
     REPORTING      -----------------------------------------------------------
    PERSON WITH     9    SOLE DISPOSITIVE POWER
                         0
                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         630,700
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 630,700
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  / /

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Douglas A. Gerrard

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /X/(1)
                                                       (b)  / /

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           / /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

-------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER
      SHARES             0
   BENEFICIALLY     -----------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH              7,188,260
     REPORTING      -----------------------------------------------------------
    PERSON WITH     9    SOLE DISPOSITIVE POWER
                         0
                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         5,120,800
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 7,188,260
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  / /

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.9%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

--------------------
(1) The filing person is also filing this Schedule 13D in his individual capacity.

ITEM 1.  SECURITY AND ISSUER.

     No change.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 remains unchanged, except that the following information is hereby added thereto:

     This statement is also filed by Deere Park Capital Management, Inc., a Delaware corporation with a business address of 650 Dundee Road, Suite 460, Northbrook, IL 60062 ("DPCM"). Gerrard is the sole director and shareholder of DPCM. Gerrard, who serves as the President, and Francine Gerrard ("Francine"), Gerrard's spouse who serves as the Secretary, are the sole executive officers of DPCM. Francine is a United States citizen residing at 130 South Deere Park, Highland Park, Illinois 60035. The LLC, Gerrard, STG, Feldman, Marengere, FTI, Matossian, Greyhorse, Theodoropoulos, Despres, Gelinas, Chartier, Delorme, Servidel, Jordan, Shtym, Nespeca, Prud'homme, Amyot, Dominion Park, Wellgate, Allen and DPCM are sometimes collectively referred to herein as the "Group" and, individually, as "Group Members." Any disclosures herein with respect to persons other than Group Members are made on information and belief after making inquiry to the appropriate party. DPCM is engaged in the investment business and Francine is an independent investor. The purpose of this Amendment No. 2 is to supplement certain information reported on the statement on Schedule 13D, as amended, filed with the Securities and Exchange Commission by the Group and by certain of the Group Members, including Gerrard, in their individual capacities, with respect to the beneficial ownership of the Common Stock, par value $.001 per share, issued by Dominion Bridge Corporation.

     This Statement is also filed by Gerrard in his individual capacity.

     Neither DPCM nor Francine has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither DPCM nor Francine has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 remains unchanged, except that the following information is hereby added thereto:

     Between October 27, 1997 and October 31, 1997, DPCM purchased an aggregate of 630,700 shares of Common Stock, for an aggregate purchase price of $1,346,357.55, using its working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 remains unchanged, except that the following information is hereby added thereto:

     Like the other Group Members, DPCM acquired its shares of Common Stock for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 remains unchanged, except that for following information:

     (a) The aggregate percentage of shares of Common Stock reported owned by each person in this Amendment No. 2 is based upon 31,447,648 shares outstanding, which is the total number of shares of Common Stock outstanding on September 12 1997, as reported by the Company in its Amendment No. 1 to Form 10-Q for the period ending June 30, 1997, filed with the Securities and Exchange Commission on September 18, 1997.

          The Group beneficially owns 6,557,560 shares of Common Stock, representing approximately 20.9% of the number of issued and outstanding shares of Common Stock. Gerrard beneficially owns 7,188,260 shares of Common Stock, representing approximately 22.9% of the number of issued and outstanding shares of Common Stock.

          DPCM beneficially owns 630,700 shares, representing approximately 2.0% of the number of issued and outstanding shares of Common Stock.

          Francine does not beneficially own any shares of Common Stock.

     (b) Each of Dominion Park, the LLC, Gerrard, Wellgate, Marengere and Matossian shares the power to vote 6,557,560 shares of Common Stock beneficially owned by Gerrard and the Group with the others, and the power to dispose of 4,490,100 shares of Common Stock beneficially owned by Gerrard and the Group with the others. Each of Gerrard and DPCM shares the power to dispose of 630,700 shares of Common Stock beneficially owned by him or it with the other.

     (c) On October 28, 1997, DPCM purchased (i) 2,500 shares of Common Stock for an aggregate purchase price of $4,137.50 ($1.625 per share); (ii) 5,000 shares of Common Stock for an aggregate purchase price of $7,341.35 ($1.4375 per share); (iii) 11,000 shares of Common Stock for an aggregate purchase price of $19,580 ($1.75 per share); and (iv) 45,000 shares of Common Stock for an aggregate purchase price of $68,850 ($1.50 per share). On October 29, 1997, DPCM purchased (i) 10,000 shares of Common Stock for an aggregate purchase price of $17,803.85 ($1.75 per share); and (ii) 55,000 shares of Common Stock for an aggregate purchase price of $104,775 ($1.875 per share). On October 30, 1997, DPCM purchased 180,000 shares of Common Stock for an aggregate purchase price of $386,031.85 ($2.1446 per share). On October 31, 1997, DPCM purchased 322,200 shares of Common Stock for an aggregate purchase price of $737,838 ($2.29 per share). All of such shares of Common Stock were purchased on the open market.

     (d)  See Item 4 hereof.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 remains unchanged, except that the following information is hereby added thereto:

     Gerrard is the sole shareholder and director of DPCM. Gerrard, who serves as the President, and Francine, Gerrard's spouse who serves as the Secretary, are the sole executive officers of DPCM.

     DPCM has executed a Joint Filing Agreement, dated as of November 3, 1997 (the "Joint Filing Agreement"), pursuant to Rule 13d-1(f) of the Exchange Act, pursuant to which such Group Member granted a power of attorney in favor of Gerrard to execute on its behalf this Schedule 13D and all amendments hereto and such other documents in connection therewith, and to file the same with the Securities and Exchange Commission on behalf of such Group Member.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1.   Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 1997

                                        /s/ Douglas A. Gerrard
                                        ---------------------------------------
                                                  Douglas A. Gerrard

                                  EXHIBIT INDEX

Exhibit No.         Document

     1. Joint Filing Agreement, dated November 3, 1997, pursuant to Rule 13d-1(f), including Power of Attorney granted to Douglas A. Gerrard to sign Schedule 13D and all amendments thereto, and to file the same with the Securities and Exchange Commission, and other documents in connection therewith, on behalf of Deere Park Capital Management, Inc.